January 30, 2007
VIA FAX AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molecular Insight Pharmaceuticals, Inc.
Form S-1 Registration Statement
SEC File No. 333-129570
Ladies and Gentlemen:
     Pursuant to Rule 461, the undersigned representatives (the “Representatives”) of the several underwriters hereby join in the request of Molecular Insight Pharmaceuticals, Inc. (the “Issuer”) that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended (the “Securities Act”), at 4:00 p.m., Eastern Daylight Time, on February 1, 2007 or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Securities Act and Rule 15c2-8 of the Securities and Exchange Act of 1934, as amended (the “Securities Exchange Act”) and in connection with the distribution of preliminary prospectuses, please note that the undersigned have effected from January 22, 2007 through the date hereof, approximately the following distribution of:
     Preliminary Prospectus dated January 25, 2007:
     4,805 Copies to prospective Underwriters, Institutional Investors, dealers and others. The Representatives and the Issuer have taken reasonable steps to ensure that all underwriters and dealers that received the Preliminary Prospectus dated January 22, 2007, received a copy of the Preliminary Prospectus dated January 25, 2007.
     The Representatives are aware of their obligations under the Securities Act and the Securities Exchange Act. Each of the underwriters will comply with the provisions of Rule 15c2-8.

Very truly yours,

RBC Capital Markets Corporation
Jefferies & Company, Inc.
A.G. Edwards & Sons, Inc.
Oppenheimer & Company, Inc.

as the Representatives of the Several Underwriters

RBC CAPITAL MARKETS CORPORATION

By:	/s/ Simon L. Gill

	Name:	Simon L. Gill
	Title:	Managing Director

JEFFERIES & COMPANY, INC.

By:	/s/ Raymond J. Minella

	Name:	Raymond J. Minella
	Title:	Managing Director

A.G. EDWARDS & SONS, INC.

By:	/s/ Kurtis Parker

	Name:	Kurtis Parker
	Title:	Director — Investment Banking

OPPENHEIMER & CO., INC.

By:	/s/ Kee Colen

	Name:	Kee Colen
	Title:	Managing Director